STAGES FILM LLC

FINANCING AGREEMENT
REVENUE PARTICIPATION RIGHTS

THE REVENUE PARTICIPATION RIGHTS UNDER THIS AGREEMENT, ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

PREAMBLE

This Financing Agreement (this "**Agreement**"), dated as of ___[EFFECTIVE DATE]___ (the "**Effective Date**") sets forth the understanding between Stages Film LLC, a Texas limited liability company ("**Production Company**"), and the investor executing this Agreement on the signature page hereto ("**Investor**"), in connection with Investor's provision of funds to Production Company for the purpose of filming, producing, completing, delivering, marketing, and distributing a feature length motion picture currently entitled "Stages" (the "**Picture**"), which will be produced by Production Company.

AGREEMENT

For and in consideration of the foregoing and the respective promises, covenants, conditions and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Production Company and Investor, intending to be legally bound, do hereby agree as follows:

1. Investor Funds.

   1.1   Subject to the terms and conditions of this Agreement, Investor agrees to provide Production Company with ___$[AMOUNT]___ (the "**Investor Funds**"), which Investor Funds will be applied toward the production and marketing budgets of the Picture. Investor will have no rights hereunder unless and until full payment of the Investor Funds are timely received by Production Company in its required account, in U.S. dollars.

   1.2   Production Company will be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "**Additional Equity Funds**") and other sources (e.g., crowdfunding revenues, loans, etc.) (together, the "**Additional Funds**") from third party equity financiers (the "**Additional Equity Investors**") and other sources (together, the "**Additional Investors**"). Investor acknowledges and agrees that there will be Additional Funds and Additional Investors involved in financing the Picture.

1.3   Investor understands that Production Company may terminate the offering (the "**Offering**") described in Production Company's Offering Statement on Form C (the "**Offering Statement**"), which has previously been filed with the U.S. Securities and Exchange Commission (the "**SEC**") at any time. Investor further understands that during and following termination of the Offering, Production Company may undertake offerings of other types or classes of securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

2.   Share of Revenue.

2.1   Net Proceeds (as defined below) shall be distributed as follows:

(a)   *First*, if necessary, Production Company shall have the right to repay any higher priority investors, such as debt investors, preferred investors, or "last in, first out" investors ("**Priority Investors**"), provided that such amounts received from Priority Investors have been or will be used for purposes of filming, producing, completing, delivering, marketing, and distributing the Picture;

(b)   *Second*, one hundred percent (100%) to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bear to the aggregate of the Investor Funds and the Additional Equity Funds) and *pari passu* basis until such time, if ever, as Investor has received an amount equal to one hundred twenty-five percent (125%) and the Additional Investors have received an amount equal to one hundred twenty-five percent (125%) of the Additional Funds; and

(c)   *Third*, fifty percent (50%) to Production Company and fifty percent (50%) to Investor and the Additional Investors on a pro rata (based on the ratio that their respect financing contributions bear to the aggregate of the Investor Funds, the Additional Equity Funds and the Production Company Funds (as defined below)) and *pari passu* basis. All third-party participations in Net Proceeds (other than those payable to Investor or the Additional Investors or those that constitute expenses permitted to be netted out of Gross Proceeds (as described in the definition of Net Proceeds below)) shall be paid out of Production Company's share of Net Proceeds.

It is stipulated and agreed by Investor that the 50% Net Proceeds split in Section 2.1(c) is fully conditioned on the Investor and the Additional Investors contributing the entire budget for the Picture (which is projected to be less than $1 million) to Production Company. To the extent that the Investor and the Additional Investors contribute less than the entire budget for the Picture, the 50% Net Proceeds split shall be adjusted downward on a pro rata basis. For the avoidance of doubt and to provide an example, if $800,000 of a $1,000,000 budget is contributed by the Investor and the Additional Investors, then such contributions would equal only eighty percent (80%) of the budget, in which case the Investor and Additional Investors would only be entitled to receive eighty percent (80%) of their 50% Net Proceeds split in Section 2.1(c) above, or forty percent (40%) of the Net Proceeds. As a result, Production Company would be entitled to receive one hundred twenty percent (120%) of its 50% Net Proceeds split in Section 2.1(c) above, or sixty percent (60%) of the Net Proceeds.

It is understood and agreed that Production Company makes no representation or warranties as to the amount of Gross Proceeds, if any, that Production Company will receive from the exploitation of the Picture.

2.2 As used herein,

(a) "**Gross Proceeds**" shall mean any and all amounts, including nonrefundable advances, received by Production Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity, including, for the avoidance of doubt, (i) any advance received from a record company in connection with a soundtrack album for the Picture to the extent that such advance is not used to pay music or other production costs, and (ii) tax credits and other tax incentives received in connection with the production of the Picture to the extent not used to repay any entity providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture.

(b) "**Net Proceeds**" shall mean Gross Proceeds less (i) third party sales agent and producer representative fees and expenses, (ii) out-of-pocket amounts actually incurred by or on behalf of Production Company, in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture, (iii) accounting costs and expenses actually incurred by Production Company in connection with the Picture or the existence and management of Production Company, (iv) the costs and expenses actually incurred by Production Company in connection with the ongoing ownership of the Picture, such as preservation and storage of negatives and master prints, digital storage of the Picture and copyrighting expenses, (v) residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Production Company or another producer, on the one hand, and the applicable guild, on the other hand, with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture), (vi) any amounts required to be withheld by applicable law, (vii) payments pursuant to music licensing deals, including a reserve for "step" deals which require additional payments based on the performance of the Picture; (viii) any amounts used to repay loans received in connection with the production of the Picture, (ix) any deferred compensation and bonuses, such as box office bonuses or award bonuses, payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture), (x) any amounts paid to the completion guarantor of the Picture, if any, in repayment of sums advanced by such completion guarantor, and (xi) any reasonable reserve amounts, as determined by the Parties in good faith, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

(c) "**Production Company Funds**" shall mean all additional funds required to film, produce, complete, deliver, market, and distribute the Picture in addition to the

Investor Funds, the Additional Funds, and the Additional Equity Funds, including but not limited to loans, advances and minimum guarantees.

3.   Credit. Investor shall be entitled to receive the following credit in the Picture. For the avoidance of doubt, Investor will receive a maximum of one (1) credit corresponding to the size of the Investor Funds.

    3.1   If the Investor Funds are at least $1 but less than $25,000, then Investor shall receive a "Special Thanks" credit in the end titles of the Picture.

    3.2   If the Investor Funds are at least $25,000 but less than $50,000, then Investor shall receive instead a "Producer" credit in the main titles of the Picture.

    3.3   If the Investor Funds are at least $50,000 but less than $250,000, then Investor shall receive instead an "Executive Producer" credit in the main titles of the Picture.

    3.4   If the Investor Funds are at least $250,000, then Investor shall receive company credit in the main titles and such credit shall be displayed prior to the title of the Picture.

    For the avoidance of doubt, any inadvertent failure or omission as to credit shall not constitute a breach of this Agreement.

4.   Intellectual Property. As between Production Company and Investor, Production Company shall own all rights, including copyrights, pertaining to the Picture throughout the world and any renewals and extensions thereof. For the avoidance of doubt, Production Company shall have the right to assign its rights in the Picture, in whole or in part, to third parties, in Production Company's sole discretion. Investor acknowledges that it shall not be deemed as possessing or acquiring any interest in the copyright, trademark, or other rights in or to the Picture in any of its versions, including any works derived therefrom, or the titles, loglines, treatments, screenplays, characters, plot, dialogue, themes, visuals, "world" or "universe," or other elements of the foregoing. Additional, Investor acknowledges and agrees that it is not acquiring any membership interest or other ownership interest in Production Company as an entity.

5.   Control. As between Production Company and Investor, all business and creative decisions with regard to the Picture shall be made solely by Production Company.

6.   Investor's Representations, Warranties and Indemnities.

    6.1   Investor understands and accepts that the purchase of the revenue participation rights arising under this Agreement (the "**Securities**") involves various risks, including the risks outlined in the Offering Statement, and in this Agreement. Investor can bear the economic risk of this investment and can afford a complete loss thereof; Investor has sufficient liquid assets to pay the full amount of Investor Funds; and Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of Investor's investment of the Investor Funds. **Investor acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation**

Gross Proceeds) or that any such revenues will be sufficient to return to Investor all or any part of the Investor Funds; (iv) investments in the motion picture industry involve a high degree of risk; and (v) all other risks of investment set forth in the Offering Statement, a copy of which has been made available to Investor.

6.2 Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to Investor by Production Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of advancement by Investor of the Investor Funds.

6.3 Investor acknowledges that all securities-related laws and regulations have been complied with by Production Company and its personnel, and Investor stipulates and agrees that it shall make no claim inconsistent with this acknowledgement.

6.4 Including the Investor Funds, during the twelve months immediately preceding the Effective Date, Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

6.5 Investor has received and reviewed a copy of the Offering Statement. With respect to information provided by Production Company, Investor has not relied on any such information. Investor has relied exclusively upon its own investigation, analysis and evaluation of the Production Company and the Picture to make the decision to purchase the Securities.

6.6 Investor confirms that it is not relying and will not rely on any communication (written or oral) of Production Company, Wefunder Portal (the "**Portal**"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Statement or otherwise by Production Company or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither Production Company, the Portal, nor any of their respective affiliates is acting or has acted as an advisor to Investor in deciding to invest in the Securities. Investor acknowledges that neither Production Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Investor's authority or suitability to invest in the Securities.

6.7 Investor is familiar with the business and financial condition and operations of Production Company, all as generally described in the Offering Statement. Investor has had access to such information concerning Production Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

6.8 Investor understands that, unless Investor notifies Production Company in writing to the contrary at or before the closing of the Offering, each of Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the closing, taking into account all information received by Investor.

6.9 Investor acknowledges that Production Company has the right in its sole and absolute discretion to abandon this Offering of Securities at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and Production Company shall return any previously paid Investor Funds, without interest thereon, to Investor.

6.10   Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

6.11   Investor understands that it has up to forty-eight (48) hours before the campaign end date listed on the Wefunder.com campaign page for the Picture to cancel Investor's obligation to fund the Investor Funds and receive a full refund.

6.12   Investor confirms that Production Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or (ii) made any representation to Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Investor is not relying on the advice or recommendations of Production Company and Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Investor.

6.13   Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. Investor represents that it understands it has the right to consult with and be represented by legal counsel and to have legal counsel review this Agreement, the Offering Statement and related documents in connection with Investor's decision to invest in the Securities. Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

6.14   Investor is acquiring the Securities solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Investor understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**") or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Investor and of the other representations made by Investor in this Agreement. Investor understands that Production Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

6.15   Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply.

Investor understands that Production Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, Investor understands that Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

6.16 Investor agrees that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

7. **HIGH RISK INVESTMENT.** **INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK. INVESTOR ACKNOWLEDGES THAT (A) ANY PROJECTIONS, FORECASTS OR ESTIMATES AS MAY HAVE BEEN PROVIDED TO INVESTOR ARE PURELY SPECULATIVE AND CANNOT BE RELIED UPON TO INDICATE ACTUAL RESULTS THAT MAY BE OBTAINED THROUGH THIS INVESTMENT; ANY SUCH PROJECTIONS, FORECASTS AND ESTIMATES ARE BASED UPON ASSUMPTIONS WHICH ARE SUBJECT TO CHANGE AND WHICH ARE BEYOND THE CONTROL OF PRODUCTION COMPANY OR ITS MANAGEMENT; (B) THE TAX EFFECTS WHICH MAY BE EXPECTED BY THIS INVESTMENT ARE NOT SUSCEPTIBLE TO ABSOLUTE PREDICTION, AND NEW DEVELOPMENTS AND RULES OF THE INTERNAL REVENUE SERVICE (THE "IRS"), AUDIT ADJUSTMENT, COURT DECISIONS OR LEGISLATIVE CHANGES MAY HAVE AN ADVERSE EFFECT ON ONE OR MORE OF THE TAX CONSEQUENCES OF THIS INVESTMENT; AND (C) INVESTOR HAS BEEN ADVISED TO CONSULT WITH HIS OWN ADVISOR REGARDING LEGAL MATTERS AND TAX CONSEQUENCES INVOLVING THIS INVESTMENT.**

8. Production Company Representations. Investor understands that upon execution by Production Company of this Agreement, Production Company will be deemed to have made following representations and warranties to Investor as of the date of such execution.

8.1 Corporate Power. Production Company has been duly formed under the laws of the State of Texas and, has all requisite limited liability power and authority to conduct its business as currently being conducted.

8.2 Enforceability. This Agreement, when executed and delivered by Production Company, shall constitute valid and binding obligations of Production Company, enforceable against Production Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

8.3 No Conflict. The execution, delivery and performance of and compliance with this Agreement will not result in any violation of, or conflict with, or constitute a default under, Production Company's limited liability company agreement, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which Production Company is a party or by which it is bound, or any law applicable to Production Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of Production Company.

9. Indemnification. Investor agrees to indemnify and hold harmless Production Company and its members, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of Investor's failure, or alleged failure, to fulfill any of the terms and conditions of this Agreement or by reason of Investor's breach of any of Investor's representations and warranties contained herein.

10. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid, by electronic mail or otherwise actually delivered, to Investor's address (or email address) provided to the Portal or to Production Company at the address set forth in the Offering Statement, or such other place as Investor or Production Company from time to time designate in writing.

11. Governing Law. This Agreement and any claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement, directly or indirectly, shall be governed by, and construed in accordance with the internal laws of the State of Texas without giving effect to the conflict of laws provisions thereof. Any proceeding to enforce, interpret, challenge the validity of, or recover for the breach of any provision of, this Agreement shall be filed exclusively in the federal or state courts located in Travis County, Texas and Production Company and Investor expressly consent to the exclusive jurisdiction of such courts and expressly waive any and all objections to personal jurisdiction, service of process or venue in connection therewith. In the event that Investor should determine to seek any recourse, action or claim to which it may be entitled under or by reason of this Agreement, it hereby stipulates and agrees that any such recourse, action or claim shall extend only to Production Company and not to any of Production Company's owners, officers, members, advisors (including legal counsel) or agents.

12. Survival. The covenants and agreements of Production Company and Investor shall survive indefinitely. Sections 4, 7, 9 and 11 shall survive indefinitely.

13. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14. Assignment. Investor shall have no right to assign this Agreement or any part hereof. Production Company shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions of this Agreement.

15. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this

Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

16.   No Equitable Relief. In the event of a breach of this Agreement by Production Company, the rights and remedies of Investor shall be limited to the right to recover money damages, if any, in an action at law and in no event shall Investor be entitled to enjoin or restrain the production or distribution or exhibition of the Picture or any element thereof, or the use, publication, or dissemination of any advertising or marketing issued in connection therewith, and Investor irrevocably waives any right to equitable or injunctive relief.

17.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

18.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

20.   Confidentiality. Investor shall keep secret and retain in the strictest confidence and shall not disclose to any third party any of the terms of this Agreement, except as required by law or to enforce its rights hereunder or to its attorneys and accountants, and either party may disclose the terms of this Agreement to any prospective purchaser of a direct or indirect interest in such party or the assets of such party, and Production Company may disclose the terms hereof to the financiers and distributors of the Picture.

21.   Relationship Among Parties; Third Party Beneficiaries. It is expressly understood, agreed and covenanted that the parties do not by this Agreement intend to form an employment relationship or a partnership or joint venture between them, and in no event shall this Agreement be construed to constitute such an employment relationships, partnership or joint venture. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any third party, whether referred to herein or not.

22.   **CONSPICUOUSNESS. INVESTOR ACKNOWLEDGES AND AGREES (A) THAT IT HAS A DUTY TO READ THIS AGREEMENT AND THE OFFERING STATEMENT AND THAT IT IS CHARGED WITH NOTICE AND KNOWLEDGE OF THE TERMS HEREOF, AND (B) THAT IT HAS IN FACT REACH THIS AGREEMENT AND THE OFFERING STATEMENT AND IS FULLY INFORMED AND HAS FULL NOTICE AND KNOWLEDGE OF THE TERMS, CONDITIONS AND EFFECTS OF THIS AGREEMENT AND THE OFFERING STATEMENT. INVESTOR AGREES THAT IT**

WILL NOT CONTEST THE VALIDITY AND ENFORCEABILITY OF ANY SUCH PROVISIONS OF THIS AGREEMENT ON THE BASIS THAT INVESTOR HAD NO NOTICE OR KNOWLEDGE OF SUCH PROVISIONS OR THAT SUCH PROVISIONS ARE NOT "CONSPICUOUS".

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]_____.

COMPANY:

Stages Film LLC
_____

Founder Signature
_____

Name: [FOUNDER_NAME]_____

Title: [FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):   **INVESTOR:**

_____

By: By: _Investor Signature_
_____   _____

Name: [INVESTOR NAME]_____

Title: [INVESTOR TITLE]_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited